EXHIBIT 10.1

Sent Via Email:
May 22, 2017
Mr. James E. Galeese
10170 Northridge Court
Bonita Springs, Florida 34135
Re: Employment Offer
Dear Mr. Galeese:
We are very pleased to extend to you an offer of employment with LSI Industries as Executive Vice President, Chief Financial Officer.  The position will report to the President and Chief Executive Officer.  The following is a brief description of the compensation, health and welfare benefits, and other Company plans and programs offered in connection with your employment.
1.
Base Salary.  The annual base salary for this position is $320,000.  As you know, the position is a full-time, exempt salaried position for purposes of federal wage-hour laws, which means that you will not be eligible for overtime pay for hours actually worked in excess of forty hours in a given workweek.

2.
Short-Term Incentive Compensation.  The position will be eligible to participate in the LSI Industries Inc. Short Term Incentive Plan for fiscal year 2018, which covers the period of July 1, 2017 through June 30, 2018.  The 2018 Plan and its applicable targets are subject to review and approval by the Compensation Committee of the LSI Board of Directors.  As a reference, the 2017 Plan is based on the achievement of net sales and operating income targets approved by the Compensation Committee.  It is anticipated that the 2018 Plan will be structured similarly with a range of payout based on the percentage achievement of the 2018 Plan targets.  The position will be eligible to participate in the 2018 Plan at the "Named Executive Officer" level.  As a point of reference, at the "Named Executive Officer" level, the 2017 Plan provides for a cash payout of 30% of base salary for 100% Plan achievement and up to a maximum cash payout of 60% of base salary for 130% Plan achievement.

3.
Long-Term Incentive Compensation.  The position will be eligible to participate in the LSI Industries Inc. Long Term Incentive Plan for fiscal year 2018.  The Plan generally contemplates the issuance of service-based stock option grants, restricted stock units and performance-based stock option grants.  The service-based stock option grants and restricted stock units awarded under the 2017 Plain have a four year ratable vesting period.  The performance-based stock option grants awarded under the 2017 Plan vest on a three-year basis subject to achievement of the 2017 adjusted operating income target established in the 2017 Plan.  The 2018 Plan and its targets are subject to review and approval by the Compensation Committee.

4.
Stock Option Award.  In connection with the commencement of your employment, the Company will award a service-based stock option to purchase 60,000 shares of LSI Common Stock with a four year ratable vesting period.  The grant will be made effective on your first day of employment with LSI and the option price per share will be equal to the closing price for a share of LSI Common Stock on such date.

5.	The LSI Health Benefits Plan. LSI offers a full coverage preferred provider network health plan with three plan choices to select from.
6.	The LSI Dental Plan. LSI offers a full coverage plan, including preventative care benefits, for all covered family members.
7.	Prescription Benefits. Employee co-payment for prescriptions is based upon the health benefits plan option selected.
8.	Flexible Spending Accounts. Health Care and Dependent Care Flexible Spending Accounts are available.
9.	Disability Insurance. The Company covers the cost of both short term disability insurance and long-term disability insurance.
10.	Accidental Death and Dismemberment Insurance. LSI covers the cost of accidental death and dismemberment insurance.
11.	Term Life Insurance. The Company covers the cost of term life insurance up to a maximum specified benefit level.
12.
Dependent Life Insurance.  LSI covers the cost of dependent life insurance, under which your spouse is covered for $10,000 and your dependent children (6 months to 19 years) are covered for $5,000 each.

The items noted in paragraph 5 through paragraph 12 above become effective on the first day of the month following 30 days of continuous employment with the Company.  Information relevant to each of these items is set forth in the attached benefits summary.
13.
Relocation; Temporary Living Arrangements.  If you choose to relocate, the Company will provide financial assistance in accordance with its standard relocation assistance program, a copy of which is attached.  The Company will cover the cost of three round trips for your spouse, Janet, to travel from your Florida residence to Cincinnati to join you in searching for longer term housing.  In the interim, the Company will extend the month to month rental of the Bishop's Gate apartment through August 2017 for your use and the Company will cover the cost of rent, utilities, cable and internet for the apartment.  If you determine that you want to continue to rent a residence following the termination of the Bishop's Gate apartment lease, then the Company will reimburse your rental expense in the amount of $2,000 per month for up to twelve (12) months thereafter.

14.
Signing Bonus.  The Company will pay you a signing bonus of $50,000, of which $20,000 will be paid as soon as possible after you begin your employment with LSI.  The remaining $30,000 will be paid on March 31, 2018.  In the event that you voluntarily leave the employment of LSI within one year of your start date, then you agree to repay the total $50,000 signing bonus, prorated to reflect the actual amount of time spent in the employment of LSI in such year.

15.
LSI Retirement Plan.  The position is eligible to participate in the LSI Retirement Plan effective on the first date to occur of January 1, April 1, July 1 or October 1 following three months of service with the Company.

16.	LSI 401(K) Savings Plan. Employees may contribute up to 75% of salary, subject to all applicable IRS annual limits. All contributions are made by the employee.
17.	LSI Non-Qualified Deferred Compensation Plan. The position is eligible to participate in the LSI Deferred Compensation Plan. A summary description of the Plan is attached.
18.	Paid vacation time. The Company offers three weeks of paid vacation time per year.
19.	Holidays. The Company offers ten paid designated holidays per calendar year, which includes one floating personal holiday (renewed each January 1).
This offer is contingent upon successful completion of a post-offer employment drug test and a background check.  You will also be required to sign an Employee Confidentiality/Non-Compete Agreement, which I am enclosing for your review.
We look forward to your joining us as a member of the LSI team.  However, we recognize that you retain the option, as does the Company, of ending your employment with the Company at any time, with or without notice and with or without cause.  As such, your employment with the Company is at-will and neither this letter nor any other oral or written representations constitutes a contract for any specific period of time.  In addition, LSI Industries reserves the right to change its compensation arrangements, benefit plans and other programs at any time.  If you have any questions, please contact me at 513-372-3042.
Sincerely,
/s/ Dennis Wells
Dennis Wells
Chief Executive Officer
LSI Industries Inc.
Please sign below to confirm that you are accepting this offer of employment and agree to the terms of employment set forth above.  Your signature also confirms that your employment and duties with LSI Industries will not violate any contractual or other legal obligation with any prior employer.  You further confirm that you have not misappropriated and will not use any prior employer's proprietary information or trade secrets in connection with your LSI Industries employment.

/s/ James E. Galeese	5/31/17
Employee	Date